Exhibit 99.1

SHAW FAMILY PURCHASES ADDITIONAL SHARES OF CORUS ENTERTAINMENT

TORONTO, April 25 /CNW/ - Corus Entertainment Inc. (the "Company") has been advised that the Shaw Family, and entities owned or controlled by them, completed the purchase of an additional 250,000 Class B Non-Voting Shares of the Company during the week of April 18, 2011.

According to information provided to the Company, the Shaw Family, and entities owned or controlled by them, holds 7,715,667 Class A Voting Shares and Class B Non-Voting Shares combined of the Company.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The Company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, OWN: Oprah Winfrey Network (Canada), CosmoTV, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW AM 980, 99.3 The FOX, Country 105, 630 CHED, Q107, and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto Stock Exchange (CJR.B). Experience Corus on the web at www.corusent.com.

%CIK: 0001100868

For further information:

Tom Peddie
Executive Vice President and Chief Financial Officer
Corus Entertainment Inc.
416.479.6080

CO: Corus Entertainment Inc.

CNW 08:45e 25-APR-11